For Immediate Release 11 April 2008

STRONG FIRST QUARTER TRADING PERFORMANCE
AMERICAS BEVERAGES DEMERGER ON TRACK

Cadbury Schweppes plc is today holding its 2008 Annual General Meeting along with a Court Meeting and General Meeting. At the Court Meeting and General Meeting, the Group is seeking shareowner approval for the separation of its confectionery and Americas Beverages businesses through a demerger. At the same time, the Group is issuing its Interim Management Statement for the 3 months to March 2008. Except where stated, all comments on revenue growth are on a like-for-like basis at constant exchange rates.

HIGHLIGHTS
Confectionery

•	Strong momentum in confectionery: revenue growth +7%

•	Continued double-digit growth in gum and emerging markets

•	Price increases implemented to offset higher commodity costs

•	Cost reduction programme on track to deliver savings and improved margins

Americas Beverages

•	Americas Beverages revenue growth +3%*

•	Good growth in non-carbonates

•	Successful syndication of Bank Term loan

• Actual growth expected to be reported by Dr Pepper Snapple Group (DPSG)

Todd Stitzer, Cadbury Schweppes CEO said: “We have had a strong start to the year in confectionery with revenues in the first quarter driven by excellent performances from our gum and emerging market businesses and higher pricing to recover increased commodity costs. Americas Beverages is performing in line with expectations with revenues benefiting from good growth in our core non-carbonate brands.

“While the economic outlook in 2008 is challenging, we are encouraged by the performances of our confectionery and Americas Beverages businesses and the continued progress being made on their separate strategic agendas. We confirm the previous guidance given for both businesses and remain confident that they will generate enhanced returns for our shareowners as independent focused Groups.”

CONFECTIONERY
Confectionery revenue growth of 7% reflects continued excellent growth from our gum businesses around the world and higher pricing we are taking to offset the increase in commodity costs. We confirm our previous 2008 guidance of revenue towards the upper end of our 4-6% goal range and meaningful margin progression.

In Britain, Ireland, the Middle East and Africa (BIMA), revenues grew by 5% in the quarter with performance boosted by double-digit growth from the emerging market businesses in the region where demand has remained strong. In Britain, where revenues grew by 3%, performance reflected both our continued focus on profitable growth and strong 2007 comparatives when revenues were boosted by the launch of gum. In chocolate, we were pleased with Easter despite a much shorter selling season, with performance benefiting from better pricing and mix. However, our decision to limit our participation in aggressive seasonal Easter discounting has impacted our share. We have implemented price increases to recover higher input costs and launched new advertising creative for Cadbury Dairy Milk at the end of March. In candy, our year-on-year share performance continued to be impacted by the distribution losses resulting from the flooding of our Sheffield factory last year. In gum, our share benefited from the launch of three new flavours under the Trident brand in February with our latest 4 week share at 11%.

In Europe, revenues in the quarter were 6% ahead with continued excellent growth in gum and Halls across the region. Chocolate had a more difficult start to the year due to more challenging conditions in the Polish market. In Spain and Greece, our long-lasting flavour technology was successfully launched under the Trident Senses brand. In Russia, centre-filled gum under the Dirol brand continued to drive share gains and chocolate benefited from the relaunch of our moulded range. In candy, Halls had a good start to the year in Northern Europe and Poland. The integration of Intergum with our Kent business in Turkey is progressing to plan although rationalisation of the distribution arrangements impacted share during the quarter.

In the Americas, revenues were ahead by 10% with continued strong results in the US and Latin America. In the US, the gum market grew in high single-digits in the quarter, benefiting from the first quarter 2007 price increases and continued high levels of innovation activity. Our share gain of 140bps year to date was driven by Stride, which reached a market share of 7.1% in March. Our performance in the US was also boosted by improved results from Halls which benefited from robust cough category growth of 8% reflecting strong demand during the important cold and ‘flu season. Our businesses in Latin America performed strongly with good results from both gum and candy. In gum, growth was driven by the continued success of centre-filled gum under the Trident brand, particularly in Mexico where our gum share in the quarter was ahead by 260bps year to date, reflecting excellent performance from Trident centre-filled gum and new packaging formats.

In Asia Pacific, revenues were 7% ahead with the improvement in performance due to a strong quarter in our confectionery businesses in the region. Growth in confectionery was driven by a strong quarter in Australia, which was boosted by the phasing of promotions, and by continued double-digit growth in emerging markets. In emerging markets, India had another excellent quarter with good performances in all categories, and continued success in the recently launched Bubbaloo bubblegum brand. In Australia beverages, revenue was flat due to the termination of a significant contract packaging agreement at the end of the first quarter 2007. Excluding the impact of this, beverages grew by 9%.

Board Appointments
Roger Carr, currently Deputy Chairman and Senior Independent Director will assume the role of Chairman of Cadbury plc on 21 July 2008.

AMERICAS BEVERAGES

Americas Beverages (DPSG) expects to report first quarter revenue growth of 3% in early June: this includes the contribution from acquisitions. Under Cadbury Schweppes’ reporting convention, Americas Beverages first quarter revenues were ahead by 1% on a like-for-like basis. The loss of Glaceau distribution rights and lower bottler inventory, following a change in the timing of annual concentrate price increases, reduced revenues by 4 percentage points in the quarter. In carbonated soft drinks (CSDs), share fell modestly in the quarter reflecting higher pricing to offset commodity cost pressures. In non-CSDs, growth was driven by the combination of price increases and continued strong performances from the core Snapple, Mott’s and Clamato brands. We confirm our previous 2008 guidance of business revenue growth of 3-5% and underlying margins modestly lower year-on-year.

Towards the end of April and following the Form 10 being declared effective by the SEC, DPSG management will be making a series of presentations to investors and analysts as part of the launch of the new Group.

Board Appointments
In March, we announced the appointment of four new directors for DPSG. We are today announcing the appointment of two additional directors, John Adams and Ronald Rogers. These two appointments complete the composition of the DPSG Board which on demerger will comprise a total of 9 directors, including 7 non-executive directors and 2 executive directors.

John Adams has broad experience in financial services and has had a 30 year career in banking. He held a number of senior positions in Texas Commerce Bank, Chemical Bank and the Chase Bank of Texas, where he was Chairman and CEO. He is on the Board of Trinity Industries and Group Automotive Inc. Ronald Rogers also has extensive banking experience and from 1972 to 2007 worked for the Bank of Montreal in a number of roles, culminating in his appointment as Deputy Chairman.

UPDATE ON FINANCIAL POSITION

On 11 March, we announced that DPSG had signed definitive credit agreements with a consortium of five banks to provide a total of $4.4 billion of financing in connection with the demerger. The facilities initially consisted of a $1.9 billion, 5 year Term Loan; a $500 million 5 Year Revolving Credit Facility; and a $2.0 billion Bridge Loan.

We are pleased to announce that the Term Loan and Revolving Credit Facility have been successfully syndicated to a group of over 35 banks. The Term Loan was increased during syndication to $2.2 billion due to strong demand and the Bridge Loan was reduced by a comparable amount. As a result, the Term Loan represents approximately 55% of DPSG’s anticipated financing on demerger. The annual interest rate (at current LIBOR rates) on the Term Loan is expected to be in the region of 4.75%.

Later today, we expect all funds under the Term Loan and Bridge Loan ($3.9 billion in total) to be placed in an escrow account. These funds will be held in escrow for the account of DPSG until the demerger becomes effective on 7 May 2008. Subject to market conditions, DPSG intends to repay the borrowings under the Bridge Loan facility with the proceeds from the issuance of fixed rate notes.

As previously announced, immediately prior to the demerger of Americas Beverages (DPSG), Cadbury Schweppes net debt is expected to be around £3.2 billion. On demerger, DPSG will repay intra-group debt to Cadbury plc so that following the demerger and the payment of the 2007 final dividend, Cadbury plc will have net debt of around £1.65 billion. These borrowing requirements will be funded from Cadbury Schweppes’ existing borrowing facilities.

During the quarter, Cadbury Schweppes signed additional committed credit facilities totalling £450m with maturity in 2010 at floating rates of interest. These facilities effectively extend a number of the Group’s bilateral agreements originally maturing in 2008.

Other than as disclosed in this release, there have been no other material changes to the financial position of the Group.

DEMERGER PROCESS

The demerger will be effected via a scheme of arrangement and a reduction of capital under the Companies Act 1985 which requires, among other things, shareowner approval and the sanction of the High Court of Justice of England and Wales.

Conditional on the scheme and demerger proposals being approved, the last day of dealing for Cadbury Schweppes ordinary shares and Cadbury Schweppes ADRs will be 1 May 2008. Cadbury Schweppes ordinary shares will be cancelled and Cadbury Schweppes will become a wholly-owned subsidiary of Cadbury plc. Ordinary shareowners as at 6pm on 1 May, will receive for every 100 Cadbury Schweppes shares:

•	64 ordinary shares in Cadbury plc

•	36 Cadbury plc beverages shares

This will be followed by a reduction of share capital in Cadbury plc and the cancellation of Cadbury plc Beverage shares. Cadbury plc will transfer the Americas Beverages business to DPSG, in consideration for which, DPSG will issue 12 DPSG shares for every 36 Cadbury plc beverages shares held by shareowners. The Court Hearing to confirm the reduction of capital will take place on 6 May 2008.

The ordinary shares of Cadbury plc will be listed on the London Stock Exchange and dealing is expected to commence at 8.00 am on 2 May 2008

Once the reduction of capital and issue of DPSG shares have been confirmed, we expect DPSG shares to be listed on the New York Stock Exchange and trading to commence, at 9.30 am (New York time) on 7 May 2008.

Summary of Expected Key Dates

01 May	Last day of dealings in Cadbury Schweppes Ordinary shares

6pm on 01 May	Record and ex-dividend date for 2007 final dividend and scheme record time

02 May	Listing of Cadbury plc ordinary shares on the London Stock Exchange

07 May	Listing of DPSG shares on the New York Stock Exchange

16 May	Payment of Cadbury Schweppes 2007 final dividend

19 June	Cadbury plc Interim Trading Update

30 July	Cadbury plc Interim Results

The dates given above are indicative only and may be subject to change.

Further information relating to the demerger, including the Circular and Prospectus can be found on the Group’s website at www.cadburyschweppes.com\demerger

A teleconference for analysts and investors will take place at 8.30am (BST) today, 9.30am (central Europe).

Conference telephone number:	+44 (0)20 7138 0840 (UK) +1 718 354 1362 (US)
Confirmation Code	4927928#
Replay Details	+44 (0)20 7806 1970 (UK) +1 718 354 1112(US)
Replay Pass code	4927928#

A further teleconference call for analysts and investors will take place at 3pm (BST) today, 4pm (central Europe), 10am (EST).

Conference telephone number	+44 (0)20 7138 0837(UK)
+1 718 354 1172(US)
Confirmation Code	1319403
Replay Details	+44 (0)20 7806 1970(UK)
+1 718 354 1112 (US)
Replay Pass code	1319403 #

Ends

CONTACTS

Cadbury Schweppes plc	+ 44	20 7409	1313
	http://www.cadburyschweppes.com
Capital Market Enquiries	+44	20 7830	5124
Sally Jones Mary Jackets
Media Enquiries
Cadbury Schweppes	+44 20 7830 5011
Katie Bell
The Maitland Consultancy	+ 44 20 7379 5151
Philip Gawith

FORWARD LOOKING STATEMENTS
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the fact that they do not relate only to historical or current facts or by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Such forward looking statements include our plans for the separation of the Americas Beverages business. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future strategies of each business and the environment in which they will operate in the future. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission and Circular and Prospectus filed with the UKLA on 19 March, 2008 and posted on Cadbury Schweppes’ website www.cadburyschweppes.com\demerger. These materials should be viewed in conjunction with our periodic interim and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury Schweppes plc, Cadbury plc and DPSG do not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury Schweppes, Cadbury plc or DPSG or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

NOTES

1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs over 70,000 people.

2. About Cadbury plc
Cadbury plc is the world’s largest confectionery business with number one or number two positions in 20 of the world’s 50 largest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back over 150 years, Cadbury’s brands include many global, regional and local favourites including Cadbury, Creme Egg and Green and Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Maynards and the Natural Confectionery Company in candy.

Cadbury plc’s goal is to leverage its scale and advantaged positions to maximise growth and returns by:

•	Driving growth through a concentration on “fewer, faster, bigger, better” participation and innovation, supported by its global category structure introduced last year;

•	Driving cost and efficiency gains to increase margins; and

•	Continuing to invest in capabilities to support its growth and efficiency agendas.

3.	About Dr Pepper Snapple Group, Inc.

Dr Pepper Snapple Group, Inc. (DPSG) is a leading brand owner, bottler and distributor of beverages in the North America market. It is the market leader in the flavoured carbonates soft drinks segment in the US and the number three liquid refreshment beverage business in North America.

The business operates in four segments:
— — — —	Beverage concentrates Finished goods Bottling Group Mexico and the Caribbean

Approximately 75% of DPSG’s volumes are generated by brands which hold either the number one or number two positions in their respective markets. Leading brands include Dr Pepper, Sunkist, 7UP, A&W, Canada Dry, Schweppes, Snapple, Mott’s, Hawaiian Punch and Clamato.